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SECURITIES 03053111 ION
Washington, D.C. ...

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 46785

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ProTrader Securities Limited Partnership

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

504 Lavaca, Suite 1000
(No. and Street)

Austin	TX	78701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James Dempsey (512) 479-7300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers L.L.P.
(Name – *if individual, state last, first, middle name*)

300 West 6th Street, Suite 1800	Austin	TX	78701-2916
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 17 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Scott Yeager, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ProTrader Securities Limited Partnership, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AMY B HERBOLD
Notary Public
State of Texas
My Commission Expires
January 22, 2006

Signature

Chief Operations Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*





PricewaterhouseCoopers LLP
300 West 6th Street
Suite 1800
Austin, TX 78701
Telephone (512) 477 1300
Facsimile (512) 477 8681

Report of Independent Accountants

To the Partners of
ProTrader Securities, L.P.

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in partners' capital and cash flows present fairly, in all material respects, the financial position of ProTrader Securities, L.P. (the "Partnership") at December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Partnership's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplementary Schedules I and II is presented by management for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 28, 2003

ProTrader Securities, L.P.
STATEMENT OF FINANCIAL CONDITION
December 31, 2002

Assets	
Cash and cash equivalents	$ 9,018,262
Receivable from clearing broker-dealer	1,100,474
Receivable from related parties	2,315,496
Accounts receivable from customers	310,663
Prepaid expenses and other assets	483,921
Securities owned	260,700
Equipment, furniture, and leasehold improvements, net	96,362
Deferred tax assets	1,825,000
Total assets	$ 15,410,878
Liabilities and partners' capital	
Liabilities:	
Accounts payable	$ 971,287
Accrued liabilities	1,230,854
Accrued restructuring charge	4,191,375
	6,393,516
Partners' capital	9,017,362
Total liabilities and partners' capital	$ 15,410,878

The accompanying notes are an integral part of these financial statements.

ProTrader Securities, L.P.
NOTES TO FINANCIAL STATEMENTS

1. Organization and Nature of Business

ProTrader Securities Corporation ("the Company") was a wholly-owned subsidiary of Instinet Global Holdings, Inc. ("IGHI"), which is a wholly-owned subsidiary of Instinet Group Incorporated, who is ultimately majority-owned by Reuters Group PLC ("Reuters"). Effective January 2, 2002, IGHI contributed 99% of the stock of the Company to ProTrader Group, LP ("Group") and 1% of the stock to ProTrader Group Management LLC. Concurrent with this transfer, the Company changed its ownership structure from that of a corporation to a limited partnership, ProTrader Securities, L.P. ("the Partnership"). The Partnership is primarily engaged in the retail brokerage business and is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc.

As an introducing broker-dealer, the Partnership operates under Rule 15c3-3(k)(2)(ii), which requires that all of the funds and securities of its customers be handled through a clearing broker-dealer.

The Partnership operates 4 branch offices in 3 states, providing electronic brokerage and related services to in-house, remote and Internet customers.

2. Summary of Significant Accounting Policies

Revenue Recognition
The Partnership derives substantially all of its revenues from commissions earned on the trading of securities by customers. Commission revenues and transaction fees and the related clearing and brokerage charges are recorded on a trade date basis. Other income consists primarily of transaction fees charged to customers.

Receivable from Clearing Broker-Dealer
The receivable from the clearing broker-dealer represents the accumulation of commissions withheld from customer accounts for securities traded, net of related clearing costs, and are generally available to the Partnership the next business day after the related trade settlement.

Securities Owned
Securities owned are recorded on a trade date basis and are carried at their market or fair value with unrealized gains and losses reported on the statement of operations.

Fair Value of Financial Instruments
The financial instruments of the Partnership are reported in the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values because of the short-term nature of the instruments.

Cash and Cash Equivalents

The Partnership considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents include investments in money market mutual funds. The Partnership is exposed to credit risk in the event of default by the financial institution and issuers of investments. The Partnership maintains its cash and cash equivalent balances in highly rated financial institutions and has not experienced any losses relating to any of its cash and cash equivalents.

Depreciation and Amortization

Property and equipment is stated at cost and depreciated using the straight-line method over the estimated useful life of the asset. Leasehold improvements are amortized over the shorter of the estimated useful life or the lease term.

Useful lives of property and equipment are as follows:

Computer equipment	3 years
Software	3 years
Furniture and fixtures	5 years
Leasehold improvements	5 years or lease term

Upon retirement or sale, the cost of assets disposed and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to income.

Income Taxes

During January 2002, the Company was converted, under Texas law, from a corporation to a limited partnership. As of the effective date of conversion, the Partnership elected to be taxed as a corporation for federal income tax purposes and is included in a U.S. consolidated income tax return with affiliates. Federal income taxes are calculated as if the Partnership filed on a separate return basis and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The Partnership pays or recovers from Instinet Group Incorporated the taxes it has recorded, which are calculated on a separate company basis under a tax sharing agreement with Instinet Group Incorporated. Deferred tax assets or liabilities are computed based on the difference between the financial statements and income tax bases of assets and liabilities.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Securities Owned

At December 31, 2002, the Partnership owns common stock in NASDAQ, which it has recorded at market value on the Statement of Financial Condition.

4. Equipment, Furniture and Leasehold Improvements

Equipment, furniture and leasehold improvements consist of the following at December 31, 2002:

Computer software and equipment	$	749,639
Furniture and fixtures		20,579
Leasehold improvements		26,544
Accumulated depreciation and amortization		(700,400)
Total equipment, furniture and leasehold improvements	$	96,362

Depreciation and amortization expense for 2002 was $807,678.

5. Income Taxes

During January 2002, the Company was converted, under Texas law, from a corporation to a limited partnership. As of the effective date of conversion, the Partnership elected to be taxed as a corporation for federal income tax purposes and is included in a U.S. consolidated income tax return with affiliates. Federal income taxes are calculated as if the Partnership filed on a separate return basis and the amount of current tax or benefit calculated is either remitted to or received from the Parent. Deferred tax assets or liabilities are computed based on the difference between the financial statements and income tax bases of assets and liabilities. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred income tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The components of the Partnership's 2002 income tax benefit are as follows (in 000's):

Current	$	2,046
Deferred		1,202
Total income tax benefit	$	3,248

		December 31, 2002
Deferred tax assets:		
Depreciation and amortization	$	555
Accruals and allowances		1,270
Total deferred tax assets		1,825
Valuation allowance		-
Deferred tax assets, net	$	1,825

The following is a reconciliation of the provision for income taxes and the amount computed by applying the U.S. Federal statutory rate to income before income taxes.

	Year Ended December 31, 2002
U.S. Federal income tax rate	35.00%
Permanent differences	(2.41%)
	32.59%

6. Related Party Transactions

The Partnership clears all of its securities transactions through an affiliate, Instinet Clearing Services Inc., ("ICS"). Pursuant to a clearing agreement, ICS can charge the Partnership for losses that arise from a counterparty's failure to fulfill its contractual obligations. At December 31, 2002, the Partnership has not been charged with any losses as a result of a counterparty's failure.

As a policy, the Partnership advances significant funds for certain operating expenses, compensation, and equipment purchases for branch offices and affiliated companies. The Partnership withholds appropriate amounts received on their behalf as reimbursement for the advances. At December 31, 2002, amounts due from affiliated companies was $2,315,496.

In exchange for certain services provided by Group to the Partnership, which include staffing, monitoring of daily operations, and various administrative and accounting functions, the Partnership recorded $4,118,962 million in management fees to Group during 2002. Effective August 2002, the Partnership no longer pays management fees to the Group.

During 2002, the Partnership incurred $9,443,589 in clearing and brokerage expenses with ICS. Additionally, at December 31, 2002, the Partnership was owed $1,100,474 from ICS, which amount is reflected as receivable from clearing broker-dealers in the accompanying statement of financial condition.

7. Retirement Plan

Effective October 2001, the Partnership enrolled in a defined contribution pension plan sponsored by Reuters. The Reuters Retirement Plan ("The Plan") was established under Section 401(k) of the Internal Revenue Code. Employees can contribute up to 13% of their annual base salary to the Plan and the Partnership contributes 8.125% of the employees' annual base salary. The Partnership paid $222,555 in employer contributions for the year ended December 31, 2002. In January 2003, the Partnership terminated its participation in the Plan and instead joined the Instinet 401(k) Plan. Under this new 401(k) Plan, employees may contribute up to 50% of their base pay, and the Partnership's contributions are discretionary.

8. Net Capital Requirements

The Partnership is subject to the net capital requirements of the Securities and Exchange Commission (the Commission) under Rule 15c3-1. The Commission requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2002, the Partnership had net capital of approximately $3.5 million, which was approximately $3.1 million in excess of the amount required to be maintained at that date. The Company's ratio of aggregate indebtedness to net capital is 1.94-to-1.

9. Commitments and Contingencies

For the year ended December 31, 2002, the Partnership incurred approximately $1.82 million in rental expense for operating leases. The aggregate future minimum rentals under operating lease agreements are summarized as follows:

Year ending December 31,	Amount
2003	$ 154,718
Thereafter	-
	$ 154,718

The Partnership is involved in legal proceedings, claims, and litigation arising in the ordinary course of business. The Partnership believes that the ultimate resolution of these matters will not have a material effect on its business, financial condition, or operating results.

10. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

The Partnership introduces securities transactions on behalf of its customers on a fully disclosed basis through its clearing broker-dealer, Instinet Clearing Services, Inc.

The Partnership is exposed to credit risk from customer securities transactions during the period between the transaction date and the settlement date. This period is typically three business days in the U.S. equities markets. In addition, the Partnership may have credit exposure that extends beyond the settlement date in the case of a party that does not settle in a timely manner by failing either to make payment or to deliver securities. The Partnership holds the securities that are the subject of the transaction as collateral for customer receivables. Adverse movements in the prices of these securities can increase credit risk. The majority of the Partnership's transactions and, consequently, the concentration of its credit exposure are with retail customers and financial institutions located in the United States. The Partnership seeks to control its credit risk through a variety of reporting and control procedures, including establishing credit limits and enforcing credit standards based upon a review of the counterparties' financial condition and credit ratings. The Partnership monitors trading activity and collateral levels on a daily basis for compliance with regulatory and internal guidelines and obtains additional collateral, if appropriate.

11. Restructuring

During 2002, management decided to restructure the Partnership through reducing headcount and closing eight branch offices. The Partnership recognized expenses of approximately $5.3 million associated with the restructuring of the Partnership, which management believes will be sufficient to cover all costs with respect to this restructuring. At December 31, 2002, approximately $4.1 million of the restructuring charge is reflected as an accrued liability in the accompanying Statement of Financial Condition. In addition, certain affiliated entities were dissolved and net assets (principally property and equipment) of $804,311 were contributed to the Partnership. Subsequently, the Partnership transferred net assets (principally property and equipment) of $1,420,364 to Partners. These transfers were made at historical book value with no gains or losses recognized.

* * *